Exhibit 99.2

Press Release

Total proposes a final dividend of 0.64 €/share and an annual dividend of 2.56 €/share for fiscal year 2018, an increase of 3.2% compared to 2017

Total announces the end of the scrip dividend option

Paris, February 7, 2019 - The Board of Directors met on February 6, 2019, and decided to propose to the Shareholders’ Meeting, which will be held on May 29, 2019, the distribution of an annual dividend of 2.56 €/share for fiscal year 2018, an increase of 3.2% compared to 2017, in accordance with the 2018-20 shareholder return policy announced in February 2018. Given the three 2018 interim dividends of 0.64 €/share decided by the Board of Directors, the final 2018 dividend will amount to 0.64 €/share.

In the context of the solid financial position of the Group, the Board of Directors decided to propose to this Meeting that the final 2018 dividend of 0.64 €/share be paid exclusively in cash. The Board of Directors also decided not to propose to this Meeting the renewal of the scrip dividend option for the 2019 interim dividends that the Board of Directors may decide, which will therefore be paid exclusively in cash.

Hence, subject to approval at the Combined Shareholders’ Meeting, shareholders and American Depositary Shares (ADS) holders will receive the final 2018 dividend in cash according to the following timetable:

	Shareholders	ADR holders
Ex-dividend date	June 11, 2019	June 7, 2019
Payment date	June 13, 2019	July 2, 2019

Furthermore, the Board of Directors also decided to amend the timetable for the third 2018 interim dividend announced on October 26, 2018, in accordance with new Euronext Paris market rules applicable to scrip dividends since January 1, 2019.

The timetable for the payment of this third interim dividend is revised as follows:

Third interim dividend timetable	In 2019
Ex-dividend date	March 19th
Record date	March 20th*
Period to opt in for the payment in new shares	March 21st** to March 28th
Payment in cash (opt out) /Delivery of the shares (opt in)	April 5th

*Previously on March 18th.

**Previously on March 19th.

Given that these rules only apply to shares listed on Euronext Paris, the timetable for ADS holders announced on October 26, 2018 remains unchanged.

The Board of Directors will meet on March 13, 2019 to set the conditions of this third 2018 interim dividend and, in particular the issuance price for the new shares to be issued.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.